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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
and Preferred Dividend Requirements
(in thousands, except ratios)

		Fiscal Year Ended December 31,
	Nine Months Ended September 30, 2008
		2007	2006	2005	2004	2003
Income before income taxes	$145,073	$353,373	$366,886	$376,556	$329,751	$294,623
Minority interest expense	6,728	8,856	5,958	5,675	4,992	4,039
Equity investee income	(3,995)	(6,983)	(5,647)	(2,068)	(1,168)	(366)
Equity investee distributions	2,392	6,629	4,844	2,234	1,337	344
Preferred dividends of consolidated subsidiaries	(2,455)	(3,434)	(3,407)	(3,478)	(3,462)	(3,418)
Fixed charges:
Interest expense(1)	53,704	72,416	63,700	32,712	16,607	18,159
Estimate of interest within rental expense	8,923	10,300	9,644	8,439	8,535	8,548
Preferred dividends of consolidated subsidiaries	2,455	3,434	3,407	3,478	3,462	3,418

Fixed charges and preferred dividends, excluding interest on deposits	$65,082	$86,150	$76,751	$44,629	$28,604	$30,125

Interest on deposits	92,811	214,680	159,024	76,045	44,258	45,808

Fixed charges and preferred dividends, including interest on deposits	$157,893	$300,830	$235,775	$120,674	$72,862	$75,933

Total earnings and fixed charges and preferred dividends, excluding interest on deposits	$212,825	$444,591	$445,385	$423,548	$360,054	$325,347
Total earnings and fixed charges and preferred dividends, including interest on deposits	$305,636	$659,271	$604,409	$499,593	$404,312	$371,155
Ratio of earnings to fixed charges and preferred dividend requirements
Excluding interest on deposits	3.27	5.16	5.80	9.49	12.59	10.80
Including interest on deposits	1.94	2.19	2.56	4.14	5.55	4.89

Note (1): Includes interest expense on uncertain tax positions

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements (in thousands, except ratios)